                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             NEOZYME II CORPORATION
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    G6420H146
                                 (CUSIP Number)

            Dawson-Samberg Capital Management, Inc., 354 Pequot Ave.,
                        Southport CT 06490 203/254-0091
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G6420H146            SCHEDULE 13D

================================================================================
    1        Name of Reporting Person    DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

             IRS Identification No. of Above Person                  06-1033494
--------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        Source of Funds                                                00

--------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                        [ ]

--------------------------------------------------------------------------------
    6        Citizenship or Place of Organization                   CONNECTICUT

================================================================================
                                   7   Sole Voting Power                 19,900

             NUMBER OF          ------------------------------------------------
              SHARES               8   Shared Voting Power
           BENEFICIALLY
           OWNED BY EACH        ------------------------------------------------
             REPORTING             9   Sole Dispositive Power            19,900
            PERSON WITH
                                ------------------------------------------------
                                  10   Shared Dispositive Power

================================================================================
   11   Aggregate Amount Beneficially Owned by Each Reporting Person     19,900

--------------------------------------------------------------------------------
   12   Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row 11                    .82

--------------------------------------------------------------------------------
   14   Type of Reporting Person                                             IA

================================================================================

CUSIP NO. G6420H146            SCHEDULE 13D

================================================================================
    1        Name of Reporting Person                   PEQUOT GENERAL PARTNERS

             IRS Identification No. of Above Person                  06-1321556
--------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        Source of Funds                                                AF

--------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                        [ ]

--------------------------------------------------------------------------------
    6        Citizenship or Place of Organization                   CONNECTICUT

================================================================================
                                   7   Sole Voting Power                 64,300

             NUMBER OF          ------------------------------------------------
              SHARES               8   Shared Voting Power
           BENEFICIALLY
           OWNED BY EACH        ------------------------------------------------
             REPORTING             9   Sole Dispositive Power            64,300
            PERSON WITH
                                ------------------------------------------------
                                  10   Shared Dispositive Power

================================================================================
   11   Aggregate Amount Beneficially Owned by Each Reporting Person     64,300

--------------------------------------------------------------------------------
   12   Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row 11                   2.66

--------------------------------------------------------------------------------
   14   Type of Reporting Person                                             PN

================================================================================

CUSIP NO. G6420H146            SCHEDULE 13D

================================================================================
    1        Name of Reporting Person                 DS INTERNATIONAL PARTNERS

             IRS Identification No. of Above Person                  06-1324895
--------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        Source of Funds                                                AF

--------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                        [ ]

--------------------------------------------------------------------------------
    6        Citizenship or Place of Organization                      DELAWARE

================================================================================
                                   7   Sole Voting Power                 56,800

             NUMBER OF          ------------------------------------------------
              SHARES               8   Shared Voting Power
           BENEFICIALLY
           OWNED BY EACH        ------------------------------------------------
             REPORTING             9   Sole Dispositive Power            56,800
            PERSON WITH
                                ------------------------------------------------
                                  10   Shared Dispositive Power

================================================================================
   11   Aggregate Amount Beneficially Owned by Each Reporting Person     56,800

--------------------------------------------------------------------------------
   12   Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row 11                   2.35

--------------------------------------------------------------------------------
   14   Type of Reporting Person                                             PN

================================================================================

CUSIP NO. G6420H146            SCHEDULE 13D

================================================================================
    1        Name of Reporting Person           PEQUOT ENDOWMENT PARTNERS, L.P.

             IRS Identification No. of Above Person                  06-1383498
--------------------------------------------------------------------------------
    2        Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        Source of Funds                                                AF

--------------------------------------------------------------------------------
    5        Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                        [ ]

--------------------------------------------------------------------------------
    6        Citizenship or Place of Organization                      DELAWARE

================================================================================
                                   7   Sole Voting Power                 26,100

             NUMBER OF          ------------------------------------------------
              SHARES               8   Shared Voting Power
           BENEFICIALLY
           OWNED BY EACH        ------------------------------------------------
             REPORTING             9   Sole Dispositive Power            26,100
            PERSON WITH
                                ------------------------------------------------
                                  10   Shared Dispositive Power

================================================================================
   11   Aggregate Amount Beneficially Owned by Each Reporting Person     26,100

--------------------------------------------------------------------------------
   12   Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row 11                   1.08

--------------------------------------------------------------------------------
   14   Type of Reporting Person                                             PN

================================================================================

CUSIP NO. G6420H146              SCHEDULE 13D

        This Amendment No. 2 relates to the Callable Common Stock, $.01 par value, (the "Shares") of Neozyme II Corporation, (the "Company" or "Neozyme II"), a B.V.I. corporation, and amends the statement on Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") in August 1996, and amended by Amendment No. 1 thereto filed with the Commission on September 12, 1996.

ITEM 4.        PURPOSE OF TRANSACTION

        Item 4 is hereby amended by adding the following after the last paragraph thereof:

               Pursuant to an Offer to Purchase dated September 27, 1996 and the related Letter of Transmittal (collectively, the "Offer"), Neozyme II Acquisition Corp., a wholly-owned subsidiary of Genzyme Corporation ("Genzyme" or "Sponsor"), commenced an Offer to Purchase all outstanding Shares of Neozyme II at $45.00 per Share, subject to the terms and conditions stated therein. The Reporting Persons are concerned that the Board, the Special Committee of the Board and their advisors, as well as Genzyme, have not considered, or adequately considered, in determining the price and other terms of the Offer, the following:

               (1) Conflict of interest in technology valuation: The Neozyme II Board has relied on the assessment of a direct competitor in its technical valuation of the Neozyme II. The technical consultant selected by the financial advisor to the Special Committee has performed virtually all of her cystic fibrosis research in the laboratory of Dr. Ron Crystal, a direct competitor of Genzyme in cystic fibrosis and the founder of Genvec Corporation, a competing company focused on gene therapy for treatment of cystic fibrosis. In addition, the description of the consultant as a "leading scientist in the cystic fibrosis field" is misleading, given what we believe to be her limited published research in the field.

               (2) Valuation methodology: Use of "Comparable Company Analysis" is an invalid methodology, as it compares Neozyme II's market value with that of free-standing publicly traded companies. Neozyme II is a special-purpose vehicle ("SWORD"). No relationship between the market values of special purpose vehicles, such as "SWORDs", and market values of free-standing companies has ever been established nor validated in the marketplace. This is especially true when trading volume in the Shares is extremely thin, as it is in this case. Other methods described in the Offer are similarly flawed.

CUSIP NO. G6420H146              SCHEDULE 13D

               (3) Failure to compare Neozyme II to the correct universe of other SWORDs: The universe of other SWORDs is quite limited. However, it is possible to divide this group into ones in which the technology became desirable and worth pursuing by the Sponsor and those that weren't. The latter category was composed of situations where the technology failed completely or the sponsoring company ran into serious financial difficulties, and a "work-out" arrangement was attempted. In all cases where the technology remained desirable to and worth pursuing by the sponsor, SWORD shareholders were bought out in accordance with the stated option prices. Genzyme's public verbal and published statements confirm that the Neozyme II technology is clearly desirable to and worth pursuing by Genzyme. There are no examples of SWORDs which we are aware of, in which a financially healthy sponsor proposed an alternate (i.e., discounted) bid for buying back ongoing, still promising, research.

               In contrast to its current actions with respect to the Neozyme II offer, Genzyme followed the proper course of action with respect to Neozyme ("Neozyme I"), the SWORD issued by Genzyme prior to Neozyme II. This SWORD was repurchased by Genzyme in 1991 and 1992 according to the terms of the original option prices. The purchase price paid by Genzyme for Neozyme I was unrelated to the theoretical "free market value" of the Neozyme I products and technologies (which, like Neozyme II, were significantly behind schedule); rather, the purchase price was a fulfillment of the option prices stated in the original prospectus. These option prices represented an annual return to investors -- and therefore, cost to Genzyme -- in the range of 30%, commensurate with the R&D financing risks undertaken by the Neozyme I investors.

               (4) Failure to consider the special nature of SWORD instruments:
Neozyme II is a special purpose vehicle, essentially a highly specific transaction between a particular Sponsor (Genzyme) and a particular set of investors, for the special purpose of funding specific, high-risk research (cystic fibrosis gene or protein therapy). As such, the correct repurchase value of Neozyme II is not the trading price of its Shares on the open market, rather the value to that specific sponsor for having done that specific transaction. We believe that any offer by the Sponsor must factor in the values derived by the Sponsor for the existence of this SWORD vehicle, such as $78 million of R&D funding over five years at no penalty to EPS, ability to repurchase as "in process R&D" with a one-time write-off and no future EPS penalties for goodwill amortization. Investors rely on the Sponsor and the Board to assure that the appropriate value is accorded to them upon a repurchase.

               (5) Characterization of the HyperGAM failure as a reason for the discounted Offer: HyperGam was never in the original prospectus;

CUSIP NO. G6420H146              SCHEDULE 13D

HyperGam was not a cure for CF, which is the stated objective of the Neozyme II R&D program; leading analysts' research reports in the aftermath of the HyperGam failure did not interpret the HyperGam failure as a failure of the Neozyme II research effort; analysts' reports and Genzyme public statements consistently portrayed the Genzyme CF research program as leading, cutting edge, and highly promising. The Company had succeeded in the early pilot studies of safely delivering a CFTR gene into the nasal epithelium of human beings, whereas competitor Dr. Ron Crystal failed.

               (6) No solicitation of alternative bids or financing proposals:
No alternative bids or third party collaborations or financing proposals have been solicited by the Company; additionally, the Company agreed with Genzyme not to do so. The substantial Transaction Fee payable by Neozyme II to the financial advisor to the Special Committee was structured to be payable only if the transaction proposed by Genzyme is consummated. These actions are detrimental to the best interests of the Neozyme II shareholders.

               The Reporting Persons intend to communicate with other shareholders of Neozyme II to determine what action is appropriate in light of these expressed and other concerns associated with the Offer.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        All transactions that have taken place with respect to the Shares in the last 60 days have been previously reported.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

                A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

               In accordance with Rule 101(a)(2)(ii) of Regulation S-T, attached hereto as Exhibit B is the text of Amendment No. 1 of the Schedule 13D that was filed by the Reporting Persons with the Commission on September 12, 1996.

               In accordance with Rule 101(a)(2)(ii) of Regulation S-T, attached hereto as Exhibit C is the text of the Schedule 13D that was initially filed by the Reporting Persons with the Commission in August 1996.

CUSIP NO. G6420H146              SCHEDULE 13D

               After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       Dawson-Samberg Capital Management


                                       By:/s/ Arthur J. Samberg
                                          --------------------------------------
                                          Arthur J. Samberg, President


                                       Pequot General Partners


                                       By:/s/ Arthur J. Samberg
                                          --------------------------------------
                                          Arthur J. Samberg, General Partner


                                       DS International Partners, L.P.


                                       By:/s/ Arthur J. Samberg
                                          --------------------------------------
                                          Arthur J. Samberg, General Partner


                                       Pequot Endowment Partners, L.P.


                                       By:/s/ Arthur J. Samberg
                                          --------------------------------------
                                          Arthur J. Samberg, General Partner

October 23, 1996

CUSIP NO. G6420H146                SCHEDULE 13D

                                    EXHIBIT A

                                    AGREEMENT

               The undersigned agree that this Amendment Number 2 to Schedule 13D dated October 23, 1996 relating to the Shares of Neozyme II Corporation shall be filed on behalf of the undersigned.

                                        Dawson-Samberg Capital Management,
                                        Inc.


                                        By:/s/ Arthur J. Samberg
                                           -------------------------------------
                                           Arthur J. Samberg, President


                                        Pequot General Partners


                                        By:/s/ Arthur J. Samberg
                                           -------------------------------------
                                           Arthur J. Samberg, General Partner


                                        DS International Partners, L.P.


                                        By:/s/ Arthur J. Samberg
                                           -------------------------------------
                                           Arthur J. Samberg, General Partner


                                        Pequot Endowment Partners, L.P.


                                        By:/s/ Arthur J. Samberg
                                           -------------------------------------
                                           Arthur J. Samberg, General Partner

CUSIP NO. G6420H146              SCHEDULE 13D



                                   EXHIBIT B

Set forth below is the text of Amendment No. 1 to the Schedule 13D, filed September 12, 1996:


ITEM 1.  SECURITY AND ISSUER

               On February 15, 1996, the Reporting Persons filed a Schedule 13D relative to their holders of 5.88% of the Callable Common Stock, $.01 par value, (the "Shares") of Neozyme II Corporation, ("NIIUF"), a B.V.I. corporation. This Amendment Number 1 sets forth changes in the information previously filed. Each item with any change has been set forth herein in full.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               As of the date hereof, the Reporting Persons beneficially own in the aggregate 167,100 Shares. Of the 167,100 Shares, 64,300 shares are owned by Pequot, 19,900 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 56,800 shares are owned by Pequot International, and 26,100 shares are owned by Pequot Endowment. The 167,100 shares were purchased in open market transactions at an aggregate cost of $7,016,400. The funds for the purchase of Shares held by Pequot, Pequot Endowment and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM 4.  PURPOSE OF TRANSACTION

               The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

CUSIP NO. G6420H146              SCHEDULE 13D


               (a) (b) (c) As of the date hereof, the Reporting Persons beneficially own in the aggregate 167,100 Shares. These Shares represent approximately 6.92% of the 2,415,000 Shares believed to be outstanding. Dawson-Samberg has the sole power to dispose and direct the disposition of the 19,900 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct and vote, dispose and direct the disposition of the 64,300 Shares owned by Pequot. DS International has the sole power to vote, direct the vote, dispose and direct the disposition of the 56,800 Shares owned by Pequot International. Pequot Endowment Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 26,100 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A. (Paper Format Only)

CUSIP NO. G6420H146              SCHEDULE 13D


      EXHIBIT B to Schedule 13D--Amendment No. 1, filed September 12, 1996


                                 NEOZYME II CORP
                                  SCHEDULE 13D



                COMMON STOCK, NO PAR VALUE
                     CUSIP #G6420H146
============================================================




                                                                                                                       DAWSON
                                                                                     PEQUOT           PEQUOT           SAMBERG
                                                                 PEQUOT           INTERNATIONAL      ENDOWMENT         CAPITAL
                       # OF SHARES                              PARTNERS           FUND, LTD.       FUND, L.P.        MGMT TAX
TRADE                   PURCHASED                            FUND, L.P. TAX        TAX I.D. #       TAX I.D. #       I.D. # 06-
DATE                      (SOLD)              PRICE         I.D. # 22-2741859     FOREIGN CORP.     06-1388800         1033494
------------------------------------------------------------------------------------------------------------------------------------

SHARES @
05/28/96                    142,100                                  55,000               48,600         20,600           17,900
                 ------------------------               ----------------------------------------------------------------------------

09/03/96                     10,000          44.0625                  3,800                3,200          2,200              800

09/04/96                      5,000          44.1500                  1,800                1,700          1,100              400

09/04/96                     10,000          44.6250                  3,700                3,300          2,200              800
                 ------------------------               ----------------------------------------------------------------------------

                             25,000                                   9,300                8,200          5,500            2,000
                 ------------------------               ----------------------------------------------------------------------------

TOTAL
SHARES @
09/04/96                    167,100                                  64,300               56,800         26,100           19,900
                 ========================               ============================================================================

CUSIP NO. G6420H146              SCHEDULE 13D


                                    EXHIBIT C

Set forth below is the text of the Schedule 13D, filed in August 1996:


Item 1.        Security and Issuer.

        This statement relates to the Callable Common Stock, $.01 par value, (the "Shares") of Neozyme II Corporation, ("NIIUF"), a B.V.I. corporation. NIIUF's principal executive office is located at Todman Building, Main Street, Road Town, Tortola, British Virgin Islands.

Item 2.        Identity and Background.

        This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Endowment Partners, L.P., a Delaware partnership, and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Connecticut to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of the Pequot Endowment Fund, L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

        None of the Reporting Persons, their respective General Partners, officers, directors or controlling person have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or binding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

        As of the date hereof, the Reporting Persons beneficially own in the aggregate 142,100 Shares. Of the 142,100 shares, 55,000 shares are owned by Pequot, 17,900 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 48,600 shares are owned by Pequot International and 20,600 shares are owned by Pequot Endowment. The 142,100 Shares were purchased in open market transactions at an aggregate cost of $5,907,875. The funds for the purchase of shares held by Pequot, Pequot Endowment and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

Item 4.        Purpose of Transaction.

        The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting

CUSIP NO. G6420H146              SCHEDULE 13D

Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.

Item 5.        Interest in Securities of the Issuer.

        a. b. c. As of the date hereof, the Reporting Persons beneficially own in the aggregate 142,100 Shares. These Shares represent approximately 5.88% of the 2,415,000 shares believed to be outstanding. Dawson-Samberg has the sole power to dispose and direct the disposition of the 17,900 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct and vote, dispose and direct the disposition of the 55,000 Shares owned by Pequot. DS International has the sole power to vote, direct the vote, dispose and direct the disposition of the 48,600 Shares owned by Pequot International. Pequot Endowment Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 20,600 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.

        d.     Not Applicable.

        e.     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Item 7.        Material to be Filed as Exhibits.

        A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A. (Paper Format Only)

CUSIP NO. G6420H146              SCHEDULE 13D

                EXHIBIT B--to Schedule 13D filed in August 1996


                                NEOZYME II CORP.
                                  SCHEDULE 13D

             COMMON STOCK, NO PAR VALUE
                  CUSIP #G6420H146
=======================================================

                                                                                                                        DAWSON
                                                             PEQUOT                                  PEQUOT             SAMBERG
                                                            PARTNERS            PEQUOT             ENDOWMENT            CAPITAL
                                                             FUND,               INT'L             FUND, L.P.          MANAGEMENT
     TRADE               # OF                               L.P. TAX             FUND,             TAX I.D. #             TAX
      DATE              SHARES             PRICE             I.D. #            LTD. TAX            06-1388800            I.D. #
                      PURCHASED                               22-               I.D. #                                    06-
                        (SOLD)                              2741859             FOREIGN                                 1033494
                                                                                 GROUP
------------------------------------------------------------------------------------------------------------------------------------
    02/02/95              10,000            33.5000             3,200             3,100                2,300                1,400

    02/05/95               5,000            35.5000                 0                 0                    0                5,000

    03/02/95              10,000            38.0000             3,400             3,100                2,200                1,300

    03/15/95               5,000            38.3750             2,200             2,000                    0                  800

    04/11/95              25,000            38.1250            11,200            10,100                    0                3,700

    04/12/95              25,100            38.0000            11,200            10,200                    0                3,700

    04/25/95              10,000            38.1250             3,200             2,900                2,800                1,100

    07/03/95                   0            38.7500                 0                 0                3,100               (3,100)

    02/14/96              25,000            47.0000            11,700            10,400                    0                2,900

    02/15/96               7,500            46.6250             3,600             3,000                    0                  900

    03/11/96               2,500            50.0000                 0                 0                2,500                    0

    03/15/96               5,000            50.6250             2,500             1,900                    0                  600

    03/27/96               6,000            52.1250             1,200               900                3,600                  300

    04/02/96               7,000            52.5000             1,600             1,000                4,100                  300

    05/25/96              (1,000)           50.5000                 0                 0                    0               (1,000)
                   ----------------                     ----------------------------------------------------------------------------

                         142,100                               55,000            48,600               20,600               17,900

    TOTAL SHARES @

    05/28/96             142,100                               55,000            48,600               20,600               17,900

                   =================                    ============================================================================